FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated November 30, 2004 (“BlackBerry Enterprise Server v4.0 Now Available For Microsoft® Exchange and IBM Lotus Dominion™")

News Release dated November 30, 2004 (“RIM Introduces New Java Developer Tools For BlackBerry")

Page No 3 4

Document 1

FOR IMMEDIATE RELEASE

November 30, 2004

BLACKBERRY ENTERPRISE SERVER v4.0 NOW AVAILABLE FOR MICROSOFT® EXCHANGE AND IBM LOTUS® DOMINO™

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that BlackBerry Enterprise Server™ v4.0 for Microsoft® Exchange and IBM Lotus® Domino™ is now available. BlackBerry Enterprise Server v4.0 offers exceptional manageability, enhanced security and simplified application development. End-users will also benefit from a range of enhancements that improve the overall wireless experience.*

“BlackBerry continues to be the leading wireless data platform for enterprise and government organizations around the world and BlackBerry Enterprise Server v4.0 raises the bar even further,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The majority of our BlackBerry Enterprise Server customers have already begun supporting wireless data applications beyond email and version 4.0 provides significant enhancements to support this trend.”

“As one of the world’s largest law firms, it is essential for us to remain connected to clients and colleagues while away from our desks, out of the office or in the courtroom,” said Chad Manaton, IT Systems Manager, Holland & Knight LLP. “With the new BlackBerry Enterprise Server v4.0, our IT department can easily manage our BlackBerry deployment and lawyers are provided with advanced wireless data connectivity, all while meeting our strict security requirements.”

“Our trial of BlackBerry Enterprise Server v4.0 was deemed to be extremely successful for SRP,” said Jeff Fantin, Analyst, Salt River Project (SRP).  “We anticipate a huge increase on our return on investment due to the new wireless deployment features and the handheld management tools. RIM has really taken their wireless solution to the next level with the release of BlackBerry Enterprise Server v4.0.”

BlackBerry Enterprise Server v4.0 continues to build upon and enhance many of the core features that have made BlackBerry the leading wireless platform for corporate and government users. New features include:

Simplified Deployment and Maintenance – BlackBerry Enterprise Server v4.0 enables users to quickly connect their handheld to BlackBerry Enterprise Server with cradle-less wireless provisioning, making it easier for IT departments to deploy BlackBerry throughout their company. IT administrators can also use the handheld configuration tool to centrally load handheld software and provision handhelds with appropriate user data.

Enhanced Handheld Asset Control — IT departments with BlackBerry Enterprise Server v4.0 are provided with additional statistics regarding handhelds that are deployed for enhanced administration and asset tracking. IT departments can remotely control which applications can be installed on handhelds.

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Additional Wireless Security Capabilities — BlackBerry sets the standard for secure wireless data access with support for Triple DES and S/MIME and FIPS 140 (Federal Information Processing Standards) government certification. With BlackBerry Enterprise Server v4.0, additional security features are offered though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption. Additional features include an optional AES encrypted password keeper application that securely stores password entries (e.g. banking passwords and PINs), wireless IT policy support, wireless password controls, wireless lock/wipe commands and wireless encryption key regeneration.

Increased Access Control — IT administrators can now control which application servers are allowed to push content to handhelds through BlackBerry Mobile Data Service, and control the application servers that users can access through BlackBerry Mobile Data Service. This functionality provides IT administrators more granular control of users accessing content with either a pull or push model.

Offline Improvements — The BlackBerry Browser now supports automatic queuing of web page requests if the user is outside a wireless coverage area when the web page is initially requested. These web page requests are formatted correctly and then queued, similar to how emails are queued when composed while out of coverage. This capability can be used for form submission/applications so forms can be completed on the handheld and sent without worrying about coverage conditions. When back in coverage, these submissions are submitted automatically with responses returned to the queue within the BlackBerry Browser so users can view them.

Enhanced Wireless Experience — BlackBerry continues to add functionality to enhance the end-user experience. BlackBerry Enterprise Server v4.0 provides customers with an enhanced data experience through improved attachment handling capabilities (including the ability to view images, footnotes and track changes), an enriched browser for wireless access to Internet and intranet applications and complete cradle-free wireless synchronization of all email and organizer applications, including the ability to remotely control email filters and out-of-office replies from the handheld. BlackBerry Handheld Software v4.0 also includes enhanced phone features, such as an improved user interface and an A to Z speed dial.

Simplified Application Development — BlackBerry provides a robust wireless platform to support enterprise applications such as CRM and business intelligence as well as more specialized applications in sectors such as real estate, health care, legal, government and financial services. BlackBerry Enterprise Server v4.0 provides an enhanced browser and Java development tools that enable developers to easily create and deploy applications for BlackBerry. The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support. BlackBerry Enterprise Server v4.0 also features new development toolkits including additional APIs for browser and phone applications and content protection.

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  Additional Enhancements -
  Ability to download a variety of image formats (JPEG, GIF, BMP, TIFF and PNG) and store them on the handheld
  Image manipulation controls (pan, zoom and rotate)
  Ability to search the address book, calendar, memo pad, tasks and messages applications simultaneously
  Support for additional fields and categories within the address book, memo pad and task applications
  Cradle-free wireless sent items synchronization between a user's BlackBerry handheld and desktop PC
  Ability to tentatively accept calendar appointments on the BlackBerry handheld with or without comments and be notified of meeting conflicts
  BlackBerry Enterprise Server v4.0 enables the delivery of extended character sets such as traditional and simplified Chinese

For more information on the new features and of BlackBerry Enterprise Software v4.0 and how to order, please visit www.blackberry.com/go/serverupdate.

About Research In Motion (RIM

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R)wireless platform, the RIM Wireless Handheld(TM)product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:
Marisa Conway
Brodeur Worldwide for RIM
212-771-3639
mconway@brodeur.com

Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Pacific
+(852) 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* BlackBerry Handheld Software v4.0 is also required. Timing of software availability may vary by carrier and country.

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Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

FOR IMMEDIATE RELEASE

November 30, 2004

RIM Introduces New Java Developer Tools For BlackBerry

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the new Java™ Development Environment for BlackBerry v4.0. The new release, which supports J2ME™ (Java™ 2 Platform, Micro Edition), provides developers with more flexibility and support when developing applications for BlackBerry® through an enhanced Application Programming Interface (API) set, documentation, code samples and applications, new Java Specification Request (JSR) implementations, an improved Integrated Development Environment (IDE) and a new BlackBerry handheld simulator with usability improvements. The release of the new Java Development Environment for BlackBerry coincides with the availability of BlackBerry Enterprise Server v4.0 announced today and marks another important step in RIM’s strategy of providing an open, secure, and global platform for push-based wireless connectivity.

“BlackBerry continues to open new opportunities for developers in the world of wireless data and communications by providing a development environment that removes many of the complexities traditionally associated with wireless technology,” said David Yach, Senior Vice President, Software at Research In Motion. “We are pleased to introduce a new release of the Java Development Environment for BlackBerry that builds upon our open, standards-based platform and provides additional resources to advance the wireless strategies of our development partners and customers.”

The Java Development Environment for BlackBerry is a fully integrated development environment and simulation tool that incorporates Sun’s J2ME specifications and RIM’s expertise in BlackBerry wireless application development to significantly ease development efforts. Enterprise customers, developers and Independent Software Vendors (ISVs) can easily and quickly develop applications that leverage the unique connectivity features of BlackBerry such as always-on operation, push-based services, end-to-end security and back-end integration.

“As a company that delivers tailored wireless applications for the investment industry, having access to advanced BlackBerry developer tools is necessary to tightly integrate the technology and meet the mobile needs of our customers,” said Todd Christy, Chief Technology Officer, Pyxis. “We’re taking advantage of the advanced features of the new Java Development Environment for BlackBerry to enhance existing applications and create new solutions that solve our customers’ business challenges.”

“Our long-standing relationship with RIM allows Vettro to build market leading field service and mobile sales applications that are being embraced by enterprises today,” said Joe Rymsza, President and Chief Executive Officer of Vettro. “We are excited to continue our tradition of delivering world class mobile application functionality, coupled with unparalleled user experience, by leveraging the integrated development environment and tools in the Java Development Environment for BlackBerry.”

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  New features of the Java Development Environment for BlackBerry v.4.0 include:
  An improved Integrated Development Environment (IDE) for enhanced usability and performance
  An enhanced Application Programming Interface (API) set, documentation and samples that enable developers to tightly integrate their applications with BlackBerry email, text messaging, Web browser and organizer applications. The API enhancements include support for Bluetooth and the BlackBerry "push" architecture.
  New Java Specification Request (JSR) implementations, including JTWI, MIDP 2.0, CLDC 1.1 and PDAP PIM, that provide developers with a familiar development environment and greater flexibility with applications.
  A new simulator with improved emulation accuracy, support for new BlackBerry handhelds, and extensive ease-of-use improvements allows developers to quickly emulate and determine how their application will behave on a wide range of BlackBerry devices.
  Synchronization tools that leverage BlackBerry Enterprise Server for managing data synchronization between back-end applications and handheld applications.
  XML Generator that allows developers to perform XML-related tasks without having to write additional code.
  Support for WAP's Push Access Protocol (PAP) providing developers with protocol choice for reliably pushing data with their application.

Key Elements of the BlackBerry Wireless Platform:

BlackBerry Enterprise Server – BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise™ support is expected to be available later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The new BlackBerry Enterprise Server v4.0 is now available.

BlackBerry Mobile Data Service – The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

BlackBerry Internet Service — For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

BlackBerry Connect — The BlackBerry Connect™ licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server and BlackBerry Internet Service.

BlackBerry Built-In — With the BlackBerry Built-In™ licensing program, mobile device manufacturers can incorporate various BlackBerry applications into their own phones or handheld devices including BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications.

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Multi-Network Support — BlackBerry supports multiple wireless network standards including GSM/GPRS, iDEN, CDMA2000 1X, Mobitex, DataTAC and WLAN, enabling BlackBerry Enterprise Server customers to support a variety of devices and geographies without any change to their back-end infrastructure.

J2ME — J2ME is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. Support for J2ME opens the BlackBerry platform to a large developer community that currently includes more than three million Java developers.

Java Development Environment for BlackBerry — The Java Development Environment for BlackBerry provides a full-featured, integrated suite of development tools to support the building, testing and debugging of applications for BlackBerry, including facilities for code profiling and optimization. The BlackBerry Development Environment for Java supports Mobile Information Device Profile (MIDP) and Connected Limited Device Configuration (CLDC), the industry standards for Java on small form-factor devices, to ease the development of wireless enterprise applications.

BlackBerry Alliance Programs — RIM continues to build strong alliances with leading software providers to develop and deliver wireless solutions for enterprise applications such as Customer Relationship Management (CRM). RIM also partners with ISV’s and system integrators to develop more specialized applications in sectors such as government, legal, financial services, health care and real estate.

RIM is offering its new Java Development Environment for BlackBerry free of charge to developers, enterprise customers and ISVs on its developer web site at http://www.blackberry.com/developers/. Information about RIM partner programs and support services is also available on the BlackBerry site.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

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Media Contact:
Marisa Conway
Brodeur Worldwide for RIM
212-771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 30, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller